FILED BY AMERICA WEST HOLDINGS CORPORATION
PURSUANT TO RULE 425 UNDER THE SECURITIES ACT OF 1933
AND DEEMED FILED PURSUANT TO RULE 14a-12
UNDER THE SECURITIES EXCHANGE ACT OF 1934

SUBJECT COMPANY: AMERICA WEST HOLDINGS CORPORATION
COMMISSION FILE NO. 1-12649

Questions for the week ending 6/24

Answers are accurate as of the date above. These answers will not be updated after that date; however, continued weekly updates will contain the most up-to-date information.

Q: There are a number of AWA employees who used to work for US Airways and some are not eligible for re-hire at US Airways due to discipline. Will these employees be allowed to continue working for the airline after the merger?

A: Current America West employees who used to work for US Airways will be treated like any other AWA employee for purposes of making merger-staffing decisions (and vice versa). Post-merger they may once again be a US Airways employee despite the fact that they would not have been considered for a position at US Airways had they been an external candidate. Note: this is not to say that former US Airways employees can come off the street to claim their old jobs. Rather, this applies to the specific case in which a former US employee is currently employed by AWA.

Q: Looking at the combined route map, there are large route networks on the East and West coasts leaving the Midwest rather empty. As it looks now, travelers who wish to travel from the Midwest to the East or West will have no problems, however traffic within the central US (i.e. DFW to ORD) will need to connect in CLT or PIT. Has there been any consideration of a small midwestern focus city?

A: At this point, the combined airline would keep its major hubs, secondary hubs, and focus cities as is, meaning a Midwestern focus is unlikely in the short term.

Q: Why is AWA management not supporting “Flight Pay Loss” and assisting the AWA pilot group financially or providing a side letter to our contract protecting AWA employee jobs?

A: As background, “Flight Pay Loss,” or FPL, refers to compensation for crewmembers when they’re taken off trips to work on union duties. With FPL, the company would pay a pilot for his/her time off the line, while also paying the pilot who picks up the trip. FPL is generally negotiated as part of a contract.

America West pilots’ contract does not include FPL; however, as was the case during talks with ATA, management is willing to working with the ALPA leadership team to find a compromise. We had a Flight Pay Loss program during the ATA merger, and we are hopeful we can find a workable solution here. In general, the Company is trying to motivate both America West and US Airways to come to a conclusion reasonably quickly, so the anxiety created by uncertainty can be relieved.

As it relates to the second part of the question (providing a side letter to the contract protecting AWA jobs), that is simply something the company cannot guarantee. The US Airways employees would like the same assurances, and the fact is, we can’t guarantee that for them either. That sounds harsh, but it is the truth. There are investors lined up to put money into the new company and that will help ensure a more stable future for the new airline. However, those same investors are expecting the merged airline to achieve the necessary revenue improvements and cost reductions to ensure the airline can operate profitably. Putting side letters in place guaranteeing every America West job will be protected (and this would be every employee, including management, pilots, ramp, reservations agents, flight attendants, etc.) does not ultimately create a merged airline that is more efficient. And at the end of the day, every employee would want that type of guarantee, not just the pilots.

Questions for the week ending 6/24

Answers are accurate as of the date above. These answers will not be updated after that date; however, continued weekly updates will contain the most up-to-date information.

Ultimately, it is the company’s goal that the majority of jobs will remain intact, and that the new merged airline will be stronger than either airline would have been had they remained separate.

(Note: Following is a comment from a long-time US Airways Mechanic in SFO. He didn’t have questions, but we wanted to reply to his comments – and thank him for being the first US Airways employee to formally contact us through our merger communication channels.)

US Airways employee:

AWA employees are concerned about seniority, but as far as the West Coast is concerned there are only 30-35 US Airways mechanics on the West Coast. AWA has a large number of mechanics on the West Coast and integration shouldn’t be an issue.

AWA Response:
Seniority integration may not be based on tenure at a particular location, so it’s a little early to tell how the West Coast mechanics will be impacted. As is the case with all seniority integration, the respective unions will work together to determine how seniority is integrated. In cases like the maintenance department, where the work groups at the two airlines are represented by different unions, the unions and the National Mediation Board will work together to first determine which union will represent the combined work force and then integrate that group’s seniority list.

US Airways employee:

The merger with AWA financially would be a good deal and be good for both companies. I’ve lost more than $10/hour in the last two years, plus everything I’ve worked for my entire career. I’m worried about another pay cut. Let’s wish us all luck!

AWA Response:

Agreed. We believe that combining the two airlines allows us to offer more to the flying public because of increased size and scope. That, in turn, translates into the long-term viability of the combined airline and improved job security for employees. Bottom line, both US Airways and AWA management (as well as the investors and other partners who have lined up to support the merger) believe that the merger is a step in the right direction for employees, customers and shareholders.

FORWARD-LOOKING STATEMENTS

Certain of the statements contained herein should be considered “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. These forward looking statements may be identified by words such as “may,” “will,” “expect,” “intend,” “anticipate,” “believe,” “estimate,” “plan,” “could,” “should,” and “continue” and similar terms used in connection with statements regarding the companies’ outlook, expected fuel costs, the RASM environment, and the companies’ respective expected 2005 financial performance. Such statements include, but are not limited to, statements about the benefits of the business combination transaction involving America West Holdings Corporation (“America West”) and US Airways Group, Inc. (“US Airways” and, together with America West, the “companies”), including future financial and operating results, the companies’ plans, objectives, expectations and intentions and other statements that are not historical facts. Such statements are based upon the current beliefs and expectations of America West and US Airways’ management and are subject to significant risks and uncertainties that could cause the companies’ actual results and financial position to differ materially from these statements. Such risks and uncertainties include, but are not limited to, the following: the ability of the companies to obtain and maintain any necessary financing for operations and other purposes, whether debtor-in-possession financing, in the case of US Airways, or other financing; the ability of the companies to maintain adequate liquidity; the duration and extent of the current soft economic conditions; the impact of global instability including the continuing impact of the continued military presence in Iraq and Afghanistan and the terrorist attacks of Sept. 11, 2001 and the potential impact of future hostilities, terrorist attacks, infectious disease outbreaks or other global events; changes in prevailing interest rates; the ability to attract and retain qualified personnel; the ability of the companies to attract and retain customers; the cyclical nature of the airline industry; competitive practices in the industry, including significant fare restructuring activities by major airlines; the impact of changes in fuel prices; economic conditions; labor costs; security-related and insurance costs; weather conditions; government legislation and regulation; relations with unionized employees generally and the impact and outcome of the labor negotiations; US Airways ability to continue as a going concern; US Airways’ ability to obtain court approval with respect to motions in the Chapter 11 proceedings prosecuted by it from time to time; the ability of US Airways to develop, prosecute, confirm and consummate one or more plans of reorganization with respect to the Chapter 11 proceedings; risks associated with third parties seeking and obtaining court approval to terminate or shorten the exclusivity period for US Airways to propose and confirm one or more plans of reorganization, to appoint a Chapter 11 trustee or to convert the cases to Chapter 7 cases; the ability of US Airways to obtain and maintain normal terms with vendors and service providers; US Airways’ ability to maintain contracts that are critical to its operations; the potential adverse impact of the Chapter 11 proceedings on US Airways’ liquidity or results of operations; the ability of US Airways to operate pursuant to the terms of its financing facilities (particularly the financial covenants); the ability of US Airways to fund and execute its Transformation Plan during the Chapter 11 proceedings and in the context of a plan of reorganization and thereafter; and other risks and uncertainties listed from time to time in the companies’ repo rts to the SEC. There may be other factors not identified above of which the companies are not currently aware that may affect matters discussed in the forward-looking statements, and may also cause actual results to differ materially from those discussed. The companies assume no obligation to publicly update any forward-looking statement to reflect actual results, changes in assumptions or changes in other factors affecting such estimates other than as required by law. Similarly, these and other factors, including the terms of any reorganization plan of US Airways ultimately confirmed, can affect the value of the US Airways’ various prepetition liabilities, common stock and/or other equity securities. Accordingly, the companies urge that the appropriate caution be exercised with respect to existing and future investments in any of these liabilities and/or securities. Additional factors that may affect the future results of America West and US Airways are set forth in their respective filings with the SEC, which are available at http://www.shareholder.com/americawest/edgar.cfm and http://investor.usairways.com/edgar.cfm, respectively.

ADDITIONAL INFORMATION AND WHERE TO FIND IT

In connection with the proposed transaction, a registration statement, including a proxy statement of America West Holdings, and other materials will be filed with the Securities and Exchange Commission (the “SEC”). WE URGE INVESTORS TO READ THE REGISTRATION STATEMENT AND PROXY STATEMENT AND THESE OTHER MATERIALS CAREFULLY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. Investors will be able to obtain free copies of the registration statement and proxy statement (when available) as well as other filed documents containing information about US Airways and America West at http://www.sec.gov, the SEC’s website. Free copies of America West’s SEC filings are also available on America West’s website at http://www.shareholder.com/americawest/edgar.cfm, or by request to Investor Relations, America West Holdings Corporation, 111 West Rio Salado Pkwy, Tempe, Arizona 85281. Free copies of US Airways’ SEC filings are also available on US Airways’ website at http://investor.usairways.com/edgar.cfm or by request to Investor Relations, US Airways Group, Inc., 2345 Crystal Drive, Arlington, VA 22224.

This communication shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there by any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

PARTICIPANTS IN THE SOLICITATION

America West, US Airways and their respective executive officers and directors may be deemed, under SEC rules, to be participants in the solicitation of proxies from America West’s stockholders with respect to the proposed transaction. Information regarding the officers and directors of America West is included in its definitive proxy statement for its 2005 Annual Meeting filed with the SEC on April 15, 2005. Information regarding the officers and directors of US Airways is included in its 2004 Annual Report filed with the SEC on Form 10-K on March 1, 2005. More detailed information regarding the identity of potential participants, and their interests in the solicitation, will be set forth in the registration statement and proxy statement and other materials to be filed with the SEC in connection with the proposed transaction.